UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

COMMISSION FILE NUMBER: 001-33373

CAPITAL CLEAN ENERGY CARRIERS CORP.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On October 22, 2024, Capital Clean Energy Carriers Corp. issued a press release announcing an annual meeting of shareholders, which is attached as Exhibit I.

Attached as Exhibit II are a letter to the shareholders of Capital Clean Energy Carriers Corp., notice of annual meeting of shareholders and proxy statement, each dated October 22, 2024.

Attached as Exhibit III is the Proxy Card for the 2024 annual meeting of shareholders of Capital Clean Energy Carriers Corp. for holders of its common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL CLEAN ENERGY CARRIERS CORP.
Dated: October 22, 2024
/s/ Gerasimos (Jerry) Kalogiratos
	Name:	Gerasimos (Jerry) Kalogiratos
	Title:	Chief Executive Officer